UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-11178
Full title of the plan and the address of the plan, if different from that of the issuer named below:
REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
REVLON, INC.
237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES’ SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN
December 31, 2010 and 2009

EXHIBITS	Description
23-1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of Revlon Consumer Products Corporation, the Plan’s sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule H, line 4j — Schedule of Reportable Transactions for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s sponsor. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the Plan’s basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the Plan’s basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 22, 2011

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009
(Dollars in thousands)

	2010	2009
Investments:
Equity securities	$1,032	$1,884
Mutual funds	95,260	84,147
Money market fund	20,641	—
Stable value fund (Note 4)	—	26,492

Net investments	116,933	112,523

Receivables:
Employer contributions	1,383	—
Loans receivable from participants	2,598	2,491

Total receivables	3,981	2,491

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in stable value fund (Note 4)	—	333

Net assets available for benefits	$120,914	$115,347

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	2010	2009
Additions to net assets attributable to:
Investment income:
Dividends	$1,940	$1,985
Net appreciation in fair value of investments	9,828	22,233

Total investment income	11,768	24,218

Participant loan interest	137	174

Contributions:
Employees	6,030	7,197
Employer matching	2,301	2,411
Employer discretionary	5,741	—

Total contributions	14,072	9,608

Total additions	25,977	34,000

Deductions from net assets attributable to:
Distributions and withdrawals	(20,377)	(13,536)
Loan fees	(33)	(31)

Total deductions	(20,410)	(13,567)

Increase in net assets available for benefits	5,567	20,433
Net assets available for benefits:
Beginning of year	115,347	94,914

End of year	$120,914	$115,347

See Accompanying Notes to the Plan’s financial statements

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
NOTE 1	Description of the Plan

The following description of the Revlon Employees’ Savings, Investment and Profit Sharing Plan, as amended (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for a definitive and more complete description of the Plan’s provisions, which prevail in all cases.
(a)	General

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is sponsored by Revlon Consumer Products Corporation, a Delaware corporation (hereafter, “Products Corporation” and together with its participating subsidiaries, the “Company”). Effective January 1, 1997, a profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a Plan year are met. Effective January 1, 2003, a discretionary employer contribution component was added to the Plan to enable the Company, should it elect to do so, to make discretionary contributions to the Plan. Effective December 31, 2009, a discretionary profit sharing component was added to the Plan to enable the Company, should it elect to do so, to make discretionary profit sharing contributions to the Plan.

(b)	Administration of the Plan

The Plan sponsor is Products Corporation.

Pursuant to the Plan, Products Corporation’s Board of Directors has appointed an Administrative Committee, which is responsible for directing the Plan’s administrative activities. An Investment Committee, also appointed by Products Corporation’s Board of Directors, oversees the investment and reinvestment of the assets in the Plan’s trust fund. The Investment Committee has appointed New England Pension Consultants, LLC, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan’s Investment Committee regarding the selection of the funds available to participants under the Plan.

Beginning October 1, 2010, J.P. Morgan Retirement Plan Services, LLC was engaged by the Plan’s Administrative Committee to serve as the Plan’s record-keeping service provider (“J.P. Morgan”) for the Plan’s assets and JPMorgan Chase Bank N.A (“JPMCB”) was engaged as the Plan’s trustee. From January 1, 2010 through September 30, 2010 and in 2009, the Plan’s record-keeper for the Plan’s assets was Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), and the Plan’s trustee was Fidelity Management Trust Company (“Fidelity Trust”).

(c)	Contributions

Eligible employees may participate in the Plan by contributing, through payroll deductions (on either a pre-tax or post-tax basis), up to 25% of their eligible compensation, subject to certain IRS rules concerning income ceiling limitations and certain maximum contribution restrictions. Highly compensated employees (which

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
for 2010 included employees with annual earnings of $110,000 or more earned in 2009) were restricted to a maximum contribution of 6% in 2010.

Effective January 1, 2002, Plan participants who will be age 50 or older at any time during the Plan year may make additional pre-tax contributions (of up to $5,500 in each of 2010 and 2009) only if they are contributing the maximum amount allowable under the Plan for the Plan year.

The Company’s matching contributions are equal to 50% of each employee’s contributions up to 6% of his or her eligible compensation (i.e., up to 3% in Company matching contributions). The Company’s matching contributions are made in cash and are invested as directed by each Plan participant.

Effective January 1, 1997, the Company may make profit sharing contributions (the “1997 Profit Sharing Contribution Program”) for profit sharing eligible employees. Under the 1997 Profit Sharing Contribution Program, the amount of the Company’s profit sharing contributions, if any, to a participant’s account is a percentage of the participant’s eligible compensation, and such contributions are contingent upon the Company’s attainment of specific financial objectives for a Plan year. Profit sharing contributions, if any (there were none in 2010 and 2009), under the 1997 Profit Sharing Contribution Program are invested in accordance with each Plan participant’s instructions.

Effective January 1, 2003, the Company may make discretionary contributions (the “2003 Discretionary Employer Contribution Program”) to the Plan for a Plan year in any amount it deems desirable (including no contributions at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner. Discretionary employer contributions, if any (there were none in 2010 and 2009), under the 2003 Discretionary Employer Contribution Program are invested in accordance with each Plan participant’s instructions.

The Plan was amended in May 2009, effective December 31, 2009, to provide that the Company may make discretionary profit sharing contributions (the “2009 Discretionary Profit Sharing Contribution Program”) should it elect to do so, in any given year. The Company will determine in the fourth quarter of each year whether to make such a discretionary profit sharing contribution and, if so, to what extent profit sharing contributions would be made for the following year under the 2009 Discretionary Profit Sharing Contribution Program. During any given year, profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program remain at the Company’s discretion. As the 2009 Discretionary Profit Sharing Contribution Program was not effective until December 31, 2009, there were no profit sharing contributions under such program in 2009. During 2010, discretionary profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program were 5% of each Plan participant’s eligible compensation, which was credited on a quarterly basis. In December 2010, the Company announced that the discretionary profit sharing contribution under the 2009 Discretionary Profit Sharing Contribution Program during 2011 will be 3% of each Plan participant’s eligible compensation, which the Company intends to credit on a quarterly basis. Profit sharing contributions, if any, under the 2009 Discretionary Profit Sharing

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
Contribution Program are invested in accordance with each Plan participant’s instructions.

A Plan participant is permitted to redesignate all or a portion of his or her account balance in any fund available under the Plan to another fund available under the Plan in multiples of 1% at any time, provided that investments in the Revlon Common Stock Fund (which holds investments in shares of Revlon, Inc. Class A common stock) may not be purchased, sold or redesignated during certain restricted periods in accordance with Revlon, Inc.’s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are equally applicable to all Plan participants, including all of the Company’s senior executives.

Employee contributions are timely deposited in a trust fund and invested in the investment funds referred to in Note 3, “Investments,” in accordance with each Plan participant’s direction.

For participant contributions under the Plan, eligible compensation is defined as eligible base earnings plus shift differential before contributions are deducted for the Revlon Medical Plan, the Revlon Dental Plan, the Flexible Spending Accounts, the mass transit fringe benefit program and/or the Plan. Eligible compensation does not include overtime, bonuses, Employee Cash Incentive Plan compensation, any other incentive compensation, or any other earnings. Participant eligible compensation that may be taken into account for Plan contribution purposes is limited by law and may be adjusted by the IRS from time to time. For 2010 and 2009, this “compensation” limit was $245,000.

For Company contributions under the 2009 Discretionary Profit Sharing Contribution Program (no Company contributions were made under the 1997 Profit Sharing Contribution Program or the 2003 Discretionary Employer Contribution Program during the 2010 and 2009 reportable years), eligible compensation is defined as base salary, overtime, shift differential, bonus (to the extent that bonus does not exceed 50% of base salary), Employee Cash Incentive Plan compensation, and any other incentive compensation.

(d)	Eligibility

Except as otherwise set forth below in respect to the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program, Company employees in eligible groups can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Eligible employees classified as part-time, temporary, seasonal or certain other employees may elect to participate in the Plan immediately upon completing at least 1,000 hours of service in a consecutive twelve-month period and attainment of age 21.

The following categories of employees are not eligible to participate in the Plan: (i) union employees, unless their respective union’s collective bargaining agreement with Products Corporation (and any of its participating subsidiaries) specifically provides for participation in the Plan; (ii) employees with the job title “direct pay beauty advisor;” (iii) employees with the job title “field merchandiser” (unless the employee was otherwise a participant in the Plan as of January 1, 1994); (iv) employees with the

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
job title “On-Call Distribution” or “On-Call Warehouse;” (v) employees who are interns; (vi) independent contractors; (vii) leased employees; and (viii) non-resident aliens.

To be eligible for a profit sharing contribution under the 1997 Profit Sharing Contribution Program, an employee must be an eligible employee at the beginning of the applicable Plan year for which such profit sharing contributions will be made and must (i) not participate in any other sales or management incentive program offered by the Company; (ii) complete at least 1,000 hours of service during such Plan year; and (iii) be actively employed by the Company on the last day of such Plan year.

To be eligible for a contribution under the 2003 Discretionary Employer Contribution Program, an employee must be an eligible employee and be included in a non-discriminatory group of Plan participants. A non-discriminatory group of Plan participants generally includes non-highly compensated employees.

Eligible employees may participate in the 2009 Discretionary Profit Sharing Contribution Program regardless of whether they make employee contributions under the Plan.

(e)	Loans to Plan Participants

A Plan participant may borrow up to 50% of his or her vested account balance. The minimum amount for a loan is $1,000 and the maximum amount for a loan is $50,000. Regardless of the amount borrowed, the amount of the Plan participant’s loan request will be reduced by his or her highest outstanding loan balance under the Plan in the preceding 12 months. Loan proceeds are taken pro-rata from a participant’s investment funds. Moreover, loans are made from before-tax savings, vested Company matching contributions, after-tax savings and profit sharing contributions on a pro-rata basis. Any outstanding loans under the Plan reduce the amount available to a Plan participant for a new loan, as well as the amount that can be paid to the Plan participant when his or her employment terminates.

Normally, unless the first loan is currently in default, a Plan participant may have up to two loans outstanding at any time (provided that one of the loans is for the purchase of a principal residence). A Plan participant may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. For the 2010 and 2009 Plan years, the interest rate for loans remained at a rate equal to the prime rate plus 1% as of the first business day of the month in which the loan was made. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans under the Plan, including interest, are repaid through payroll deductions, except in the case where a participant goes on unpaid leave, in which case the participant remits repayment directly to JPMCB, the Plan’s trustee, and are credited to the individual participant’s Plan account according to his or her current investment elections. Administrative fees associated with a loan to a Plan participant under the Plan are charged directly to the Plan participant’s account.

If a participant loan is in default, the participant is treated as having received a taxable deemed distribution for the amount in default. Participant payments on loans

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
subsequent to the dates in which the loans were deemed distributed are treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments are not treated as employee contributions for any other purpose under the Plan. For 2010 and 2009, deemed distributions related to participant loans were $16,941 and $4,124, respectively.

(f)	Vesting

Plan participants are fully vested at all times with respect to their own contributions to the Plan and the earnings on such contributions. Plan participants are fully vested in the Company’s matching contributions and profit sharing contributions under the 1997 Profit Sharing Contribution Program and the 2003 Discretionary Employer Contribution Program after one year of service. Profit sharing contributions under the 2009 Discretionary Profit Sharing Contribution Program are fully vested immediately upon being credited into a plan participant’s account.

Regardless of years of service, participants also become fully vested upon the earliest to occur of (i) reaching age 65, (ii) termination of employment on account of disability (as defined in the Plan), (iii) death while employed by the Company, or (iv) termination of the Plan.

(g)	Forfeitures

Nonvested Company contributions that are forfeited after a Plan participant’s employment terminates are used to reduce future Company contributions under the Plan and to pay permissible expenses of Plan administration and as otherwise permitted under the Plan’s provisions. Forfeitures were $11,567 and $7,229 in 2010 and 2009, respectively. The Company uses forfeitures from the current year as well as any unused forfeitures from prior years to reduce annual contributions to the Plan. Aggregate forfeitures used to reduce 2010 and 2009 Company contributions under the Plan were $11,574 and $8,808, respectively.

(h)	Distribution of Benefits

Upon termination of employment, a Plan participant is entitled to receive his or her employee contributions and vested Company contributions, subject to the vesting requirements of the Plan. The Plan permits the participant or the participant’s designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant’s death over a period of two to five years.
NOTE 2	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The Plan’s accompanying financial statements have been prepared in compliance with the United States Department of Labor’s (the “DOL”) Rules and Regulations for Reporting and Disclosure under ERISA and the accrual basis of accounting under U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
available for Plan benefits and changes in the Plan’s net assets. All tabular amounts are presented in thousands.

(b)	Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, which amends FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” requiring: (i) separate disclosure of significant transfers between Level 1 and Level 2 assets and liabilities and the reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances and net settlements within Level 3 assets and liabilities; (iii) disclosure regarding the fair value measurement for each class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The provisions of this update to the Fair Value Measurements and Disclosures Topic are effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the provisions of this update to the Accounting Standards Codification, Topic 820, Fair Value Measurements and Disclosures topic (the “Fair Value Measurements and Disclosures Topic”) effective January 1, 2010, except for the provisions of this update that will be effective in the year ended December 31, 2011, and has included the required disclosures below in Note 3, “Investments.” Such adoption did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting — Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans. Participant loans are required to be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements. In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Company adopted ASU 2010-25 in 2010 and applied it retrospectively for all prior periods presented. The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.

(c)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under ERISA and U.S. GAAP requires the Plan’s management to make certain estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Plan’s financial statements and the reported amounts of additions and deductions to the Plan’s net assets during the reporting period. Actual results could differ from those estimates.

(d)	Administrative Expenses

The Plan has reserved the right to charge participant accounts the cost of administering the Plan, although it did not do so during 2010 and 2009 as such expenses (excluding loan fees, which were borne by participants with loans in

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
accordance with the terms of the Plan) were paid by Products Corporation. Expenses relating to short-term trading fees, investment fees and loan fees are charged against the Plan participants’ investment balances.

(e)	Fully Benefit-Responsive Investment Contracts

In accordance with related accounting guidance, the Plan must present the fully benefit-responsive investment contracts in the Stable Value Fund at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits. (See Note 4, “Stable Value Fund,” below.)

(f)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of a financial instrument is the amount that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to value investments in equity securities. Shares held in mutual funds are valued at the net asset value of shares held by the Plan at year-end based on closing prices as of the last business day of each period presented.

Purchases and sales of securities are recorded on a trade-date basis (generally the date on which the security trade occurs). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date (generally the date before which a stockholder must hold a security in order to be entitled to receive a dividend). Net appreciation or depreciation in fair value of investments consists of realized gains and losses and unrealized appreciation or depreciation in investments. Realized gains and losses are calculated as the difference between the proceeds from sales and the related investment’s fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Unrealized appreciation or depreciation is calculated as the difference between the fair value of investments at the end of the Plan year and their fair value at the beginning of the Plan year, or acquisition cost if acquired during the Plan year. Capital gain distributions from the Plan’s investments are included in dividend income.

(g)	Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.
NOTE 3	Investments

As of December 31, 2010, the Plan’s investment options consisted of: (i) twenty-one mutual funds, including eleven mutual funds with various investment and income objectives and ten “Smart Retirement Funds” offered by JP Morgan, each with an objective of balancing risk and seeking certain returns based upon the Plan participant’s self-targeted retirement date, (ii) the Revlon Common Stock Fund, consisting solely of Revlon, Inc.’s Class A common stock, and (iii) the JPMorgan Prime Money Market — Agency which seeks to maximize current income and maintain a high level of liquidity.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
For information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

Included in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 are the following investments, each stated at fair value:

	December 31,
	2010		2009
	(Dollars in thousands)
Equity Securities:
Revlon, Inc. Class A Common Stock Fund	$1,032		$1,884

Mutual Funds:
American Funds Growth Fund of America — R4	16,561	*	—
Fidelity Growth Company Fund	—		18,080	*
Vanguard 500 Index — Signal	2,719		—
Spartan US Equity Index Fund — Investor Class	—		2,175
Artisan Mid Cap Fund — Investor Class	10,100	*	8,285	*
Vanguard Extended Market Index — Signal	1,362		—
Vanguard Small Cap Value Index	—		974
MSIF, Inc. — Emerging Markets Portfolio — Class A	3,748		3,509
JPMorgan Value Opportunities — Inst	13,976	*	—
Dodge & Cox Stock Fund	—		15,667	*
American Funds EuroPacific Growth Fund — Class R4	7,630	*	7,876	*
PIMCO Total Return Fund — Institutional Class	6,767	*	4,946
PIMCO High Yield Fund — Institutional Class	3,093		1,936
Vanguard Inflation — Protected Securities — Inv	208		—
Royce Pennsylvania Mutual Fund — Inv	126		—
JPMorgan SmartRetirement Income — Inst	1,426		—
Fidelity Freedom Income Fund	—		143
Fidelity Freedom 2005 Fund	—		506
JPMorgan SmartRetirement 2010 — Inst	1,716		—
Fidelity Freedom 2010 Fund	—		1,316
JPMorgan SmartRetirement 2015 — Inst	6,768	*	—
Fidelity Freedom 2015 Fund	—		6,074	*
JPMorgan SmartRetirement 2020 — Inst	5,678		—
Fidelity Freedom 2020 Fund	—		4,215
JPMorgan SmartRetirement 2025 — Inst	3,915		—
Fidelity Freedom 2025 Fund	—		2,494
JPMorgan SmartRetirement 2030 — Inst	4,033		—
Fidelity Freedom 2030 Fund	—		2,702
JPMorgan SmartRetirement 2035 — Inst	2,597		—
Fidelity Freedom 2035 Fund	—		1,630
JPMorgan SmartRetirement 2040 — Inst	1,844		—
Fidelity Freedom 2040 Fund	—		1,221
JPMorgan SmartRetirement 2045 — Inst	757		—
Fidelity Freedom 2045 Fund	—		264
JPMorgan SmartRetirement 2050 — Inst	236		—
Fidelity Freedom 2050 Fund	—		134

Total Mutual Funds	95,260		84,147

Stable Value Fund:
Fidelity Managed Income Portfolio II — Class 1	—		26,492	*

Money Market Fund:
JPMorgan Prime Money Market — Agency	20,641	*	—

Total Investments	$116,933		$112,523

*	These investments represent 5% or more of the Plan’s net assets available for benefits.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
The Fair Value Measurements and Disclosures Topic requires the categorization of assets and liabilities into three levels based upon the assumptions used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant judgment. The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:
•	Level 1: Fair valuing the asset or liability using observable inputs, such as quoted prices in active markets for identical assets or liabilities;

•	Level 2: Fair valuing the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•	Level 3: Fair valuing the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2010 and 2009, respectively.

As of December 31, 2010, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,032	$1,032	$—	$—
Mutual funds:
U.S. large cap equities	33,256	33,256	—	—
U.S. small/mid cap funds	11,589	11,589	—	—
Target date blended funds	28,970	28,970	—	—
International equities	7,630	7,630	—	—
Emerging market equities	3,748	3,748	—	—
Corporate bond funds	5,796	5,796	—	—
Government bonds	4,271	4,271	—	—
Cash and cash equivalents	20,641	20,641	—	—

Total assets at fair value	$116,933	$116,933	$—	$—

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
As of December 31, 2009, the fair values of the Plan’s investments were categorized as presented in the table below:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
Plan Assets:
Revlon Common Stock Fund	$1,884	$1,884	$—	$—
Mutual funds:
U.S. large cap equities	35,922	35,922	—	—
U.S. small/mid cap funds	9,259	9,259	—	—
Target date blended funds	20,699	20,699	—	—
International equities	7,876	7,876	—	—
Emerging market equities	3,509	3,509	—	—
Corporate bonds	4,004	4,004	—	—
Government bonds	2,878	2,878	—	—
Stable Value Fund (a):
Corporate bonds	9,352	—	9,352	—
Government bonds	14,491	—	14,491	—
Cash and cash equivalents	2,649	—	2,649	—

Total assets at fair value	$112,523	$86,031	$26,492	$—

(a)	Effective March 1, 2010, the Plan’s Investment Committee terminated the Fidelity Managed Income Portfolio II — Class I (Stable Value Fund) (the “Managed Income Portfolio”), which is classified as a Level 2 asset, as an investment option available under the Plan and replaced it with the Fidelity Retirement Government Money Market Portfolio (the “Money Market Portfolio”), which is classified as a Level 1 asset. Refer to Note 4, “Stable Value Fund” below for additional information regarding the termination of the Managed Income Portfolio.
The following information represents the Plan’s investment income for the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009
	(Dollars in thousands)
Net appreciation (depreciation) in fair value of investments:
Equity securities	$(773)	$1,292
Mutual funds	10,601	20,941

Net appreciation in fair value of investments	9,828	22,233

Dividends	1,940	1,985

Total investment income	$11,768	$24,218

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
NOTE 4	Stable Value Fund

Effective March 1, 2010, the Plan’s Investment Committee terminated the Managed Income Portfolio as an investment option available under the Plan and replaced it with the Money Market Portfolio. Unless otherwise directed by Plan participants, Fidelity automatically transferred Plan participant balances from the Managed Income Portfolio to the Money Market Portfolio, totaling $23,777,269, in five monthly increments beginning March 1, 2010 through July 1, 2010 with a final lump sum transfer on July 15, 2010. Plan participants were not permitted to make direct exchanges from the Managed Income Portfolio to the Money Market Portfolio as they are considered to be “competing” funds; rather, Plan participants were required to first exchange to a “noncompeting” fund for 90 days prior to exchanging any funds into the Money Market Portfolio.

Prior to its termination as an investment option in the Plan, the Managed Income Portfolio held investments in synthetic guaranteed investment contracts (“synthetic GICs”), all of which were fully benefit-responsive. A fully benefit-responsive investment contract guarantees (i) repayment of principal and interest credited to Plan participants (at a crediting interest rate that will not be less than zero) and (ii) that Plan participant-initiated transactions permitted under the terms of the Plan will occur at contract value. The Managed Income Portfolio was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs’ issuers were contractually obligated to repay the principal and a specified interest rate to the Plan.

The Plan participants’ investment in the Managed Income Portfolio was stated at fair value on the Statements of Net Assets Available for Benefits, as determined by the trustee, with an adjustment to contract value, as such investments were fully benefit-responsive investment contracts.

The fair value of the Managed Income Portfolio was equal to the total of the fair value of the underlying assets plus the total wrap contract rebid value, which was calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the Managed Income Portfolio at December 31, 2010 and 2009 was nil and $26,491,687 (which consisted of $26,463,219 fair value of the underlying investments and a $28,468 wrap contract rebid value), respectively.

Contract value was the relevant measurement attribute for that portion of the Plan’s net assets available for benefits attributable to fully benefit-responsive investment contracts because the contract value was the amount participants would have received if they were to initiate the permitted transactions under the terms of the Plan. In determining the net assets available for benefits, the synthetic GICs portion of the Managed Income Portfolio was recorded at contract value, which was equal to contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants could

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the Managed Income Portfolio at December 31, 2010 and 2009 was nil and $26,824,531, respectively. Prior to the termination of the Managed Income Portfolio as an investment option in the Plan, there were no reserves against contract values for credit risk of the contract issuers or otherwise.

The average annual yield based on annualized earnings for the underlying investments in the Managed Income Portfolio was 2.25% and 2.74% for the years ended December 31, 2010 and 2009, respectively. The crediting interest rate based on the interest rates credited to participants for the underlying investments in the Managed Income Portfolio was 1.82% and 1.53% for the years ended December 31, 2010 and 2009, respectively. As of July 15, 2010, Plan participants no longer held investments in the Managed Income Portfolio.

NOTE 5	Risks and Uncertainties

The Plan’s participants direct investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of these investment securities will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the Plan’s Statement of Net Assets Available for Benefits. For more detailed information about any of the funds offered under the Plan, including risk factors, investment objectives and expenses, Plan participants should refer to the respective fund’s prospectus.

NOTE 6	Plan Termination

Products Corporation has the right to amend or terminate the Plan at any time and has delegated to the Administrative Committee authority to amend the Plan for certain changes required by law and non-material and ministerial amendments. In the event that the Plan is terminated or all contributions under the Plan are completely discontinued, each Plan participant would become fully vested in any unvested portion of the funds allocated to that Plan participant’s account representing Company contributions.

NOTE 7	Federal Income Tax Status

Products Corporation intends the Plan to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and, as such, Products Corporation intends the trust established under the Plan to be exempt from federal income taxes under the provisions of section 501(a) of the Code. The Internal Revenue Service has issued a favorable determination letter, dated January 8, 2002, with respect to the Plan. Such letter generally addresses the qualification of the Plan, as amended through June 14, 2001, as a qualified plan under Sections 401(a) and 401(k) of the Code. Although the Plan has been amended since the date of the determination letter, in the opinion of Products Corporation in its capacity as Plan sponsor, the Plan continues to be qualified and exempt from federal income taxes. Therefore, the Plan’s financial statements include no provision for income taxes.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
U.S. generally accepted accounting principles require the Plan sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the U.S. Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or other disclosure in the Plan’s financial statements.

NOTE 8	Related Party Transactions

For the nine months ended September 30, 2010 and for the year ended December 31, 2009, the Plan’s record-keeper for the Plan’s assets was Fidelity and the Plan’s trustee was Fidelity Trust. In November 2009, subsequent to Revlon, Inc.’s consummation of its voluntary exchange offer (as amended, the “Exchange Offer”), FMR, LLC, an affiliate of Fidelity (“FMR”), filed a Schedule 13G/A with the SEC disclosing that they ceased to own any shares of Revlon, Inc.’s Class A common stock. Subsequently, Fidelity advised the Company that, as of the April 8, 2010 record date for Revlon, Inc.’s 2010 Annual Stockholders’ Meeting, FMR (singly or together with other affiliates of Fidelity) owned 8,233,526 shares of Revlon, Inc.’s outstanding Class A common stock and Revlon, Inc.’s Series A preferred stock, in the aggregate, representing approximately 9.2% of Revlon, Inc.’s issued and outstanding shares of voting capital stock at such date. Subsequently, however, Fidelity filed a Schedule 13F with the SEC on February 11, 2011, indicating that it owned 1,013,000 shares of Class A common stock as of December 31, 2010. The Company does not know how many shares of Series A preferred stock Fidelity may own and there is no public record of such ownership.

For the nine months ended September 30, 2010 and for the year ended December 31, 2009, Fidelity Trust acted as trustee for the Plan for which it was paid approximately $4,000 and $5,000 each period, respectively, to administer the Plan. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services performed for its clients and were paid entirely by Products Corporation. As set forth above in Note 3, “Investments,” prior to October 1, 2010, various Fidelity-sponsored investment funds were available as investment options for participants under the Plan. Investment Management fees are paid by the funds and are included and reported as a reduction to net appreciation in the fair value of investments.

For the nine months ended September 30, 2010 and for the year ended December 31, 2009, Products Corporation paid Fidelity Trust approximately $20,000 and $231,800, respectively, to provide routine administrative services and record-keeping to the Plan in connection with administering the Exchange Offer. The fees for such services were based on standard rates charged by Fidelity Trust for similar administrative services and were paid entirely by Products Corporation. The Plan did not pay any portion of these fees.

Beginning October 1, 2010, JPMCB was engaged as the Plan’s trustee. As set forth in Note 3, “Investments,” certain Plan investments are shares of mutual funds managed by JPMCB. Investment Management fees are paid by the funds and are included and reported as a reduction to net appreciation in the fair value of investments.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2010 and 2009
As of December 31, 2010, the Plan held investments of $1,031,970, or 104,730 shares, of Revlon, Inc.’s Class A common stock (based on the NYSE closing price of $9.84 per share on December 31, 2010), which at that date was approximately 1% of the Plan’s total assets.

As of December 31, 2009, the Plan held investments of $1,884,245, or 110,741 shares, of Revlon, Inc.’s Class A common stock (based on NYSE closing price of $17.01 per share on December 31, 2009), which at that date was approximately 2% of the Plan’s total assets.

NOTE 9	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan’s net assets reported in the Plan’s financial statements (which includes the investment contracts reported at contract value) to the Plan’s net assets reported in the Plan’s Form 5500 for the years ended December 31, 2010 and 2009 (which includes the investment contracts reported at fair value):

	December 31,
	2010	2009
	(Dollars in thousands)
Net assets available for benefits per financial statements	$120,914	$115,347
Adjustment from contract value to fair value for fully benefit-responsive investment contracts(a)	—	(333)
Adjustment for other receivable(b)	—	4

Net assets available for benefits per Form 5500 Schedule of Assets (Held at the End of the Year)	$120,914	$115,018

(a)	The Plan’s fully benefit-responsive investment contracts are valued at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits. (See Note 2(f), “Summary of Significant Accounting Policies — Investments Valuation and Income Recognition.”)

(b)	In 2009, there was a $4 participant payment on a loan subsequent to the date on which the loan was deemed distributed.
The following is a reconciliation of the Plan’s change in net assets available for benefits reported in the Plan’s financial statements for the years ended December 31, 2010 and 2009 to the Plan’s change in net assets available for benefits reported in the Plan’s Form 5500 for such years:

	December 31,
	2010	2009
	(Dollars in thousands)
Increase in net assets available for benefits per financial statements	$5,567	$20,433
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	—	(333)
Prior year	333	1,044
Adjustment for other receivable(a)	(4)	4

Increase in net assets available for benefits per Form 5500	$5,896	$21,148

(a)	In 2009, there was a $4 participant payment on a loan subsequent to the date on which the loan was deemed distributed.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	(b)	(c)
	Identity of issuer, borrower,	Description of investment including maturity date, rate of	(d)	(e)
(a)	lessor or similar party	interest, collateral, par, or maturity value	Cost	Market Value
*	J.P. Morgan Asset Management	JPMorgan SmartRetirement Income, 91,518 shares (mutual fund)	**	$1,425,846
		JPMorgan SmartRetirement 2010, 113,646 shares (mutual fund)	**	1,716,061
		JPMorgan SmartRetirement 2015, 448,208 shares (mutual fund)	**	6,767,946
		JPMorgan SmartRetirement 2020, 375,801 shares (mutual fund)	**	5,678,358
		JPMorgan SmartRetirement 2025, 273,025 shares (mutual fund)	**	3,915,178
		JPMorgan SmartRetirement 2030, 268,670 shares (mutual fund)	**	4,032,736
		JPMorgan SmartRetirement 2035, 182,999 shares (mutual fund)	**	2,596,755
		JPMorgan SmartRetirement 2040, 123,325 shares (mutual fund)	**	1,843,704
		JPMorgan SmartRetirement 2045, 53,265 shares (mutual fund)	**	757,434
		JPMorgan SmartRetirement 2050, 16,588 shares (mutual fund)	**	236,376
		JPMorgan Value Opportunities, 962,572 shares (mutual fund)	**	13,976,546
		JPMorgan Prime Money Market (mutual fund)	**	20,641,152

				63,588,092

	Artisan Funds, Inc.	Artisan Mid Cap Fund — Investor Class, 300,344 shares (mutual fund)	**	10,100,576

	The Vanguard Group, Inc.	Vanguard Extended Market Index Fund, 38,426 shares (mutual fund)	**	1,362,582
		Vanguard 500 Index Fund, 28,414 shares (mutual fund)	**	2,718,650
		Vanguard Inflation Fund, 15,975 shares (mutual fund)	**	207,681

	Morgan Stanley Institutional Funds, Inc.	MSIF, Inc. Emerging Markets Portfolio — Class A, 138,085 shares (mutual fund)	**	3,747,629

	PIMCO Funds	PIMCO Total Return Fund — Institutional Class, 623,681 shares (mutual fund)	**	6,766,941
		PIMCO High Yield Fund — Institutional Class, 332,550 shares (mutual fund)	**	3,092,719

	American Funds Distributors	EuroPacific Growth Fund — Class R4, 187,559 shares (mutual fund)	**	7,629,881
		Growth Fund of America, 548,565 shares (mutual fund)	**	16,561,166

	Royce & Associates, LLC	Royce Pennsylvania Mutual Fund, 10,808 shares	**	125,918

*	Revlon, Inc.	Revlon Common Stock Fund, 104,730 shares (equity security)	**	1,031,970
*	Loans to participants	Loans to participants at interest rates, ranging from 4.00% to 9.25%, with maturities through 2025	**	2,597,643

	Total Investments			$119,531,448

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.
Note: See accompanying report of independent registered public accounting firm.

REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Supplemental Schedule H, line 4j — Schedule of Reportable Transactions
Year ended December 31, 2010

					(f)
(a)					Current Value of	(g)
Identity of party	(b)	(c)	(d)	(e)	Asset on	Net Gain or
involved	Description of Asset	Selling Price	Purchase Price	Cost of Asset	Transaction Date	(Loss)
SINGLE TRANSACTIONS
Fidelity Management Trust Company	Fidelity Retirement Government Money Market Portfolio	$21,451,229	$—	$21,451,229	$21,451,229	$—
	Fidelity Growth Company Fund	15,849,372	—	13,872,654	15,849,372	1,976,718
	Fidelity Freedom 2015 Fund	6,167,964	—	6,347,487	6,167,964	(179,523)

Dodge Cox Funds	Dodge & Cox Stock Fund	13,275,186	—	14,894,394	13,275,186	(1,619,208)

J.P. Morgan Funds	JPMorgan Prime Money Market	—	21,451,229	21,451,229	21,451,229	—
	JPMorgan Value Opportunities	—	13,275,186	13,275,186	13,275,186	—
	JPMorgan Smart Retirement 2015	—	6,167,964	6,167,964	6,167,964	—

American Funds Distributors	Growth Fund of America	—	15,849,372	15,849,372	15,849,372	—

SERIES IN SAME SECURITY
Fidelity Management Trust Company	Fidelity Managed Income Portfolio II — Class 1	$23,777,269	$—	$23,777,269	$23,777,269	$—
	Fidelity Retirement Government Money Market Portfolio	—	23,777,269	23,777,269	23,777,269	—
Note: See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
REVLON EMPLOYEES’ SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

By	/s/ Helene S. Pliner
Helene S. Pliner
Member of the Plan’s Administrative Committee

Dated: June 22, 2011

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm